Filed by  Time Warner Inc.
                                   Pursuant to Rule 425 under the Securities
                                   Act of 1933
                                   Subject Company:  AOL Time Warner Inc.
                                   Commission File Number 333-30184


     SET FORTH BELOW IS THE SCRIPT OF A PRESENTATION (WITH ACCOMPANYING SLIDES) MADE BY RICHARD D. PARSONS AND RICHARD J. BRESSLER TO ANALYSTS ON APRIL 12, 2000 IN CONNECTION WITH THE RELEASE OF TIME WARNER'S FIRST QUARTER 2000 EARNINGS:



AOL TIME WARNER INITIATIVES

SLIDE: Graphic with four arrows pointing to center; arrows are labelled (1) Promotion of Time Warner Businesses, (2) Promotion of AOL Businesses, (3) Carriage/Programming Deals and (4) New Business Development.

RICHARD D. PARSONS, President, Time Warner Inc.:

-For today's discussion, we've simplified our efforts into four areas:

-The first 3 are the low-hanging fruit --

-The last category is really a catch-all for the bigger -- more longer-term-- opportunities

-Rich and I will quickly highlight the progress we've been making on all these fronts -- starting with promotional benefits.



PROMOTION OF TIME WARNER

SLIDE:  Publishing Opportunities

        -"Pop-up" subscription offers on AOL channels

        -Improve magazine launch economics with AOL promotion

        -Transfer portion of subscribers to evergreen/credit-card-based customers

        -AOL drives traffic to web sites

RICHARD J. BRESSLER, Executive Vice President, Time Warner Inc., and Chairman
                     and Chief Executive Officer, Time Warner Digital Media:

-To start, you've probably heard us mention before these broad categories of opportunities listed here for our publishing group.

-We are developing and testing each of these.

-Let me just highlight the most interesting results to date -- our new magazine launches.

-We already have inherent economic advantages at Time Inc. today in creating low-cost, low-risk launches. AOL takes us even further.



IMPROVE MAGAZINE LAUNCH ECONOMICS

SLIDE:  Graphic showing AOL Welcome Screen with Real Simple promotion.

-REAL SIMPLE launched on March 27 with a special subscription offer of 3 free trial months for AOL members. AOL is promoting the launch on the welcome screen, on banners, and in their Insider Savings Club.

-AOL has generated approximately 40 million page views of promotion. During this time, 90% of the traffic on realsimple.com has come from this AOL promotion. In addition, over 21,000 AOL members have ordered REAL SIMPLE during the past 2 weeks. To put this into perspective, that's nearly the same amount of sales that People Magazine generated on AOL for all of last year.

-We also added the AOL keyword to the cover of the magazine, and ran AOL print advertising.



IMPROVE MAGAZINE LAUNCH ECONOMICS

SLIDE:  Graphic showing Netscape screen with banner ad for eCompany.

-eCompany, a new line extension from Fortune focusing on e-business, goes on newsstands on May 8th.

-It's going to be our largest launch ever with over 160 ad pages.

-Banner ads have already been running on the AOL service, Netscape and CompuServe.



IMPROVE MAGAZINE LAUNCH ECONOMICS

SLIDE:  Graphic showing Fortune screen with ad for eCompany.

-We estimate that AOL should be able to drive 100,000 trial subscriptions in the first 6 months.

-This is for a magazine with a 200,000 guaranteed rate base; so you can see how fundamentally important AOL brands are to the launch.



PROMOTION OF TIME WARNER

SLIDE:  Filmed Entertainment Opportunities

        -TV "tune-in" promotions for The WB and Warner Bros. TV shows

        -Warner Bros. & New Line Movie promotions with AOL MovieFone

        -Promotion of video releases, Warner Bros. TV shows and Studio Stores

RICHARD PARSONS:

-In terms of filmed entertainment, we believe that the entire model of marketing movies will be fundamentally altered by the Internet...Jerry and I believe the two most important areas are -- marketing of movies and music.

-This list is really the initial baby steps we are taking for our film and television operations.

-Promoting The WB Network and our shows can take many forms -- banners, chats with stars, viewer input polls -- all tools to drive viewer sampling.

-On the movie side, AOL MovieFone is one opportunity...



AOL MOVIEFONE

SLIDE: Graphic showing AOL MovieFone screen highlighting hot links to movie sites and Entertainment Weekly reviews.

-...we will be taking advantage of.

-It surprised me to learn that:

        -1 in every 5 movie visits in 1999 began with MovieFone - either by phone or online.

        -Already 1/3 of MovieFone's business is done online instead of by phone.

        -We will capitalize on both.

        -Online there are hot links to our movie sights -- like "Romeo Must Die" shown here, as well as featured reviews from Entertainment Weekly.



PROMOTION OF TIME WARNER

SLIDE:  Music Opportunities

        -Spinner/Winamp builds custom radio channels

               -Features artist promoted song
               -Artist approved playlist
               -Artist channel featured on
                multiple AOL radio players

        -AOL promotes WMG artists with targeted audio/visual ad inventory

               -Promote new releases
               -Links to custom artist pages

        -AOL gets downloads, chats, contests, webcasts

               -AOL  promotes  chats,  webcasts
               -AOL promotes  secure  downloads
               -AOL "keyword" links to artist pages

-Moving to music...

-Here again, this list is only geared to the near-term benefits.

-There are an unlimited amount of opportunities in music. Each artist, each album has its own marketing campaign.

-Leveraging off of Spinner, Winamp and the 22 million subscribers of AOL are powerful tools.

-We've already implemented online promotions for Madonna, Faith Hill, Catatonia, Pantera, Filter, Stone Temple Pilots and The Cure.



SPINNER/WINAMP PROMOTE WMG ARTISTS ON THE WEB SITES

SLIDE: Graphic showing Winamp.com screen with The Cure download promotion and Spinner.com screen with Madonna channel and download promotion.

-As an example, The Cure promotion on Winamp resulted in over 58,000 downloads of their single in the first month.

        -It timed-out after 30 days -- that means that after 30 days, the track disappears -- it's not permanent. It's at our control.

        -Importantly, two-thirds of Winamp users are under age 26, and one-third live outside the US -- the perfect demos for the music business.

-You could either download the single or buy the entire album with a single click.

-The Madonna promotion had a terrific click-through on the AOL welcome screen and an extended promotion on Spinner for her American Pie single.



SPINNER PROMOTIONAL CHANNELS FOR WMG ARTISTS

SLIDE: Graphic showing Spinner player pointing out (1) Featured channel promo buttons, (2) Promotional buttons, (3) WMG receives banner and Audio Ad inventory on the promotional channel and (4) channel is tuned through the channel pulldown menu.

-Here you see the Spinner player -- the largest Internet radio network.

        -The featured channel here is Madonna's Mix. This channel is not just her songs, but other artists' songs that she's selected.

        -There are also banners and promotional button opportunities -- like the one here for The Cure.

        -The average listener uses Spinner.com for more than 2 hours per session -- with 130 channels designed by genre, Spinner is a great targeted promotional vehicle for our music.



PROMOTION OF TIME WARNER

SLIDE:  Cable Networks Opportunities

        -TV "tune-in" promotions for WCW, TBS Superstation, TNT and HBO originals

        -AOL drives traffic to web sites of branded networks, WCW.com, and NASCAR.com

        -Cartoon   Network.com   builds   stronger   community   through  chats,
         promotional stunts on AOL Kids Only Channel

RICHARD J. BRESSLER:

-The same tune-in logic applies to our cable networks that Dick mentioned with Warner Bros.

-Just last week, HBO's Cancer documentary was promoted on AOL's Health channel, as was TNT's Original of Don Quixote.

-This week, AOL is promoting WCW's pay-per-view event coming up on Sunday.

-AOL can truly drive meaningful traffic to all of our sites.

-One of the interesting opportunities in front of us is with kids -- AOL Kids Only Channel has lots of possibilities for Cartoon...



CARTOON NETWORK

SLIDE: Graphic showing Cartoon Network.com screen

-From building an animation community with regularly scheduled Cartoon Network chat events in AOL's Chat Auditorium to cross-promotional "stunts"

-This is an area where the AOL subscriber base and our Cartoon Network brand really fit well together.

-Let's go to examples of promotional benefits to AOL.



PROMOTION OF AOL

SLIDE: Keywords -- Graphic highlighting the placement of AOL keywords on covers of Fortune and Time magazines

-Keywords are a very important promotion vehicle for AOL. It builds the image that AOL makes the Internet simple.

-In addition to Time and Fortune, we have keywords on the cover of People, Money, Entertainment Weekly, REAL SIMPLE and Teen People.

-The value of that reach is enormous. These 7 magazines alone reach over 88 million readers.



PROMOTION OF AOL

SLIDE:  Disk Distribution -- graphic showing potential disk distribution points:

     -Magazines - 39 million subscribers

     -International Theaters - 83 million attendees

     -Phillips Arena - 2 million attendees

     -Studio Stores - 50 million visitors (1)

     -Turner Field - 2.5 million attendees

     -CNN Center Tours - 365,000 visitors

     -Direct Marketing - 60 million+ data base

---------------
(1) Domestic 1999 Year End

RICHARD D. PARSONS:

-What else can we do for AOL?

-AOL spends approximately $1 billion a year on promotion, with over half of that cost being disk distribution.

-This slide shows a number of distribution opportunities that Time Warner offers:

        -We already have the disks in our stores, which have traffic of some 50 million visitors a year.

        -We are shrink-wrapping AOL disks with our magazines -- Time magazine will distribute 10 million AOL disks over the next year. Fortune's technology issues will carry the disks.

-We are only scratching the surface at this point.

-Moreover, what's not here on the screen is another big upside.

        -We are one of the largest manufacturer of disks in the world.

        -We are testing the concept of burning the AOL software right onto the disk.

        -For example, matchbox20 -- an Atlantic artist that sold nearly 9 million units worldwide for their last album -- has a new album coming out late next month. The initial shipment will be over a million units. This new album will have AOL 5.0 burned into the CD.



PROMOTION OF AOL

SLIDE:  Future Plans

        -On-Air Toss Overs

        -Bill Stuffers

        -Special AOL Member Perks

        -Nascar Signage and Promotion

        -Online Promotion of AOL Properties

        -Simon Malls Promotion

        -Telemarketing Support

RICHARD J. BRESSLER:

-There are a number of other promotional plans in the works.

-From CNN doing on-air toss overs to AOL...to magazine bill stuffers offering AOL specials.

-NASCAR may seem like a funny example, but it ranks second only to NFL football in delivering household ratings for sports programming. AOL will be branded on the Cartoon Network race car during the Winston Cup races.

-Time Digital already has an AOL program guide built into the magazine.

-Turner has an extensive partnership arrangement with Simon Malls, the largest owner and developer of malls in America. You will see numerous AOL promotions at these 250 shopping centers that reach 120 million shoppers.

-Our Time Inc. telemarketing operation is already upselling AOL subscriptions, for example.



CARRIAGE/PROGRAMMING -- EARLY HITS

SLIDE:

[GRAPHIC] Logo FORTUNE -- Fortune.com featured on AOL Service

[GRAPHIC] Logo ENTERTAINMENT WEEKLY -- Entertainment Weekly launched on ICQ.

[GRAPHIC] Logo CARTOON NETWORK.com - Cartoon Network.com featured on AOL.

[GRAPHIC] Logo TIME --  Time.com  integration  with AOL's  research  and learning channel.

[GRAPHIC] Logo TEEN PEOPLE -- Teen People carriage on AOL.

[GRAPHIC] Logo MONEY.com -- Money.com carriage on Netcenter.

[GRAPHIC] Logo  TIME  FOR  KIDS -- Time for  Kids.com  carriage  on AOL and
                                   CompuServe.

[GRAPHIC] Logo AMERICA ON LINE, NETSCAPE and CompuServe.com


-The third area is our Carriage/Programing deals.

-Here's a partial list of those already in place.

-Our brands and content strengthen AOL, ICQ, Netscape and CompuServe.

-Conversely, AOL brands drive incredible traffic to our sites.

        -For example, Fortune.com saw a 54% rise in weekly page views, with AOL member page views increasing over 250%.

        -ICQ is already Entertainment Weekly.com's third-largest source for traffic to its site.

        -We had 20,000 AOL members participate in a live Teen People chat on the Grammy's.



CARRIAGE/PROGRAMMING -- EARLY HITS

SLIDE:

[GRAPHIC] Logo -- CNNfn.com launched on ICQ

[GRAPHIC] Logo -- CNNsi.com launched on ICQ

[GRAPHIC] Logo -- CNN Japan.com cross promotion with Netscape Japan

[GRAPHIC] Logo -- CNN.com launched as premier news partner of Netcenter and ICQ and featured on AOL Plus

[GRAPHIC] Logos of America Online, Netscape Netcenter, ICQ.com and CompuServe.
com

-Here are the CNN-related carriage agreements

-ICQ has done deals across the board with each of our CNN brands.

-We've also just done a CNN Japan and Netscape Japan deal on a cross-promotion basis.

-Our leading site, CNN.com, has now greatly extended its reach as Netcenter has 25 million registered users and ICQ has more than 50 million.



SLIDE:  Netscape screen showing positioning of CNN.com on the screen.

-Here's Netscape's home page -- as you can see, CNN now holds the upper left hand space as the premier news service.

-I should also mention that CNN will also be very important to the AOL Anywhere strategy when you think about wireless.



PROGRAMMING -- SPECIAL EVENTS

SLIDE:  Showing AOL unveiling of cover of Sports Illustrated Swimsuit issue.

        -Past Covers
        -AOL Keyword Promotion
        -Exclusive Online Release
        -Exclusive Model Chats

          -10% Click Through
          -2.5 million page views
          -56,500 links to SI subscription page

-Everybody knows that the Swimsuit issue was sneak previewed on AOL

-But let me highlight the results that benefited both SI and AOL.

        -The promo included access to past covers and chats with the models.

        -AOL had a record click-through rate of 10% -- basically double its previous record

        -We had over 56,000 page views to the subscription order form in the first 3 days alone and a very strong conversion rate of over 5-1/2%.



NEW BUSINESS DEVELOPMENT

SLIDE:  New Business Development

        -ISPs on Cable Broadband

        -Digital Music

        -AOLTV

        -International

        -Wireless

        -Advertising

        -Telephony/Communications


RICHARD D. PARSONS:

-What we've covered so far is the low hanging fruit. The real magic is the new business opportunities.

-This is our initial priority list -- in no special order, by the way.

-These are the areas Jerry referred to earlier where we have already put Senior Executives in place from both companies with the assignment of developing and executing gameplans to drive significant incremental shareholder value.

-Over time, there will be additions to this list.

-We aren't going to speak to each of these now in the essence of time, but we wanted to clearly lay out where we are focused.

-Jerry already spoke about multiple ISPs. Let me just touch on Digital Music.

-Digital Music

        -There are multiple steps to digital downloading:

               -We will be making music available for downloading in the second half of the year

               -Downloading will eventually evolve into a more significant piece of the business where new business models will emerge

        -Multiple formats have always driven growth in the music business

        -We believe we will drive changes

        -Combining the Warner/EMI roster and relationships with AOL's subscriber base and focus on convenience and ease of use.

RICHARD J. BRESSLER:

-Advertising

        -Just to touch on one other area -- advertising.

        -$7 billion today and expected to be our fastest growth area

        -Don Logan, Steve Heyer, Bob Pittman and others are exploring how to exploit our unique position

        -We've already made some sales calls to pitch specific ideas where our reach can create unique opportunity for advertising


                        ********************************

AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the foregoing information. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by AOL Time Warner Inc. and Time Warner (as well as America Online) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by Time Warner with the Commission may also be obtained for free from Time Warner by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

                        ********************************

Caution Concerning Forward-Looking Statements

This presentation includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner/America Online transaction. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger of America Online and Time Warner; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by Time Warner, AOL Time Warner Inc. and America Online with the Securities and Exchange Commission, including Time Warner's most recent annual report on Form 10-K and current reports on Form 8-K. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
DOCUMENT>